NOTICE OF CORRECTION

It has come to the attention of The Bank of N.T. Butterfield & Son Limited (the “Bank”) that, within the proxy statement for the 2020 Annual General Meeting (the “Meeting”) that was mailed to shareholders on or about July 17, 2020, the reported number of shares issued and outstanding as of May 18, 2020 (the record date for the Meeting to be held on August 12, 2020) was incorrect. The corrected information is below

As of the close of business on May 18, 2020, there were issued and outstanding 51,372,338 voting ordinary shares, par value BD$0.01 per share, of the Bank (the “Common Shares”), of which 50,753,126 Common Shares are entitled to vote at the Meeting and 619,212 Common Shares are held as treasury shares.